Exhibit 99.2

Execution Version

SECOND AMENDMENT TO
SUSTAINABILITY LINKED THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDMENT TO SUSTAINABILITY LINKED THIRD AMENDED AND RESTATED CREDIT AGREEMENT (the “Second Amendment”) is executed by the parties hereto as of the 28th day of April, 2023.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., a corporation duly organized and existing under the laws of Ontario (the “Canadian Borrower”)

AND:	COLLIERS MACAULAY NICOLLS INC., a corporation duly organized and existing under the laws of Ontario (“CMN”)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware (the “US Borrower”)

AND:	GLOBESTAR LIMITED, a company incorporated in England and Wales with company number 05159841 (“Globestar”)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with company number 10053084 (“EMEA Holdings”)

AND:	COÖPERATIE CMN NETHERLANDS HOLDCO U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Eindhoven, the Netherlands and registered with the Dutch trade register under number 51267713 (the “Dutch Borrower”)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN 008 178 238, a corporation duly incorporated and existing under the laws of Australia (the “Australian Borrower” and, together with the Canadian Borrower, CMN, the US Borrower, Globestar, EMEA Holdings and the Dutch Borrower, collectively, the “Borrowers”)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors (the “Guarantors”)

AND:	The banks named on the execution pages hereof, as Lenders (collectively, the “Lenders” and each individually, a “Lender”)

AND:	BMO CAPITAL MARKETS, as Sustainability Structuring Agent (the “Sustainability Structuring Agent”)

AND:	BANK OF MONTREAL, CHICAGO BRANCH, as the U.S. administration agent (the “U.S. Agent”)

AND:	BANK OF MONTREAL, LONDON BRANCH, as European administration agent (the “European Agent”)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the “Australian Agent”)

AND:	BANK OF MONTREAL, as the administration agent and as the Canadian administration agent (in its capacity as the administration agent, the “Administration Agent” and, in its capacity as the Canadian administration agent, the “Canadian Agent”).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Sustainability Structuring Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the “Agents”), BMO Capital Markets, as Sole Bookrunner, Co-Lead Arranger and Sustainability Structuring Agent, HSBC Bank Canada, Mizuho Bank, Ltd., TD Securities, JPMorgan Chase Bank, N.A. and U.S. Bank National Association, as Co-Lead Arrangers and Co-Syndication Agents, Bank of America, N.A., Canada Branch, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents, among others, have entered into a sustainability linked third amended and restated credit agreement dated May 27, 2022, as amended by the First Amendment to Sustainability Linked Third Amended and Restated Credit Agreement dated as of November 2, 2022 (the “Existing Credit Agreement” and, as amended by this Second Amendment and as may be further amended, restated, amended and restated, supplemented, replaced and otherwise modified from time to time, the “Credit Agreement”);

AND WHEREAS the Borrowers have requested a U.S.$250,000,000 increase in the Total Commitments in accordance with Section 2.13 of the Existing Credit Agreement;

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to amend certain provisions of the Existing Credit Agreement (collectively, the “Amendments”), but only to the extent and subject to the provisions set forth in this Second Amendment;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Second Amendment.

Article 2 – AMENDMENTS

With effect as of the Amendment Effective Date, the Existing Credit Agreement is hereby amended as follows:

2.1          The definition of “Australian Revolving Facility Commitment” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “US$50,000,000” appearing therein and substituting “US$75,000,000” therefor, and (ii) deleting the words “increased as the result of the Incremental Facility or”.

2.2          The definition of “Canadian Revolving Facility Commitment” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “US$640,000,000” appearing therein and substituting “US$840,000,000” therefor, and (ii) deleting the words “as same may be increased as the result of the Incremental Facility”.

2.3          The definition of “Colliers EMEA Revolving Facility Commitment” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “U.S.$200,000,000” appearing therein and substituting “U.S.$100,000,000” therefor and, (ii) deleting the words “as same may be increased as the result of the Incremental Facility”.

2.4          The definition of “Euribor Interest Period” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by deleting the reference to “two (2),” appearing therein.

2.5          The definition of “Participation” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by deleting the words “, as same may be adjusted as the result of the Incremental Facility”.

2.6          The definition of “SONIA Interest Period” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by deleting the reference to “two,” appearing therein.

2.7          The definition of “Total Australian Commitments” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “US$50,000,000” appearing therein and substituting “US$75,000,000” therefor, and (ii) deleting the words “, which may be increased or decreased as the result of the Incremental Facility”.

2.8          The definition of “Total Canadian Commitments” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “US$675,000,000” appearing therein and substituting “US$875,000,000” therefor, and (ii) deleting the words “or increased as the result of the Incremental Facility”.

2.9          The definition of “Total Colliers EMEA Commitments” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “U.S.$200,000,000” appearing therein and substituting “U.S.$100,000,000” therefor, and (ii) deleting the words “or increased as the result of the Incremental Facility”.

2.10        The definition of “Total Commitments” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “U.S.$1,500,000,000” appearing therein and substituting “U.S.$1,750,000,000” therefor, and (ii) deleting the words “which may be increased as the result of the Incremental Facility”.

2.11        The definition of “Total U.S. Commitments” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “US$400,000,000” appearing therein and substituting “US$625,000,000” therefor, and (ii) deleting the words “or increased as the result of the Incremental Facility”.

2.12        The definition of “U.S. Prime Rate” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by adding the word “Adjusted Term” immediately preceding the first reference to “SOFR” appearing in clause (c) thereof.

2.13        The definition of “Total UK Commitments” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “U.S.$175,000,000” appearing therein and substituting “U.S.$75,000,000” therefor and, (ii) deleting the words “or increased as the result of the Incremental Facility”.

2.14        The definition of “UK Revolving Facility Commitment” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “U.S.$175,000,000” appearing therein and substituting “U.S.$75,000,000” therefor, and (ii) deleting the words “as same may be increased as the result of the Incremental Facility”.

2.15        The definition of “U.S. Revolving Facility Commitment” in Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to “US$365,000,000” appearing therein and substituting “US$590,000,000” therefor, and (ii) deleting the words “as same may be increased as the result of the Incremental Facility”.

2.16        Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by deleting the definitions of “CDOR Scheduled Unavailability Date”, “CDOR Successor Rate”, “Incremental Facility”, “ISDA Definitions”, “Relevant Rate” and “Relevant Screen Rate”.

2.17        Section 1.1 (Definitions) of the Existing Credit Agreement is hereby amended by adding the following new definitions in alphabetical order with the existing definitions:

“Canadian Available Tenor” means, as of any date of determination and with respect to the then current Canadian Benchmark, as applicable, (x) if the then-current Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark, as applicable, pursuant to this Agreement as of such date.

“Canadian Benchmark” means, initially, CDOR; provided that if a replacement of the Canadian Benchmark has occurred pursuant to this Section titled “CDOR Rate Replacement Setting”, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Canadian Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Canadian Benchmark Replacement”, means, for any Canadian Available Tenor:

(1) For purposes of clause (a) of this Section, the first alternative set forth below that can be determined by the Canadian Agent:

(a) the sum of: (i) Term CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a Canadian Available Tenor of three-months’ duration, or

(b) the sum of: (i) Daily Compounded CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a Canadian Available Tenor of three-months’ duration; and

(2) For purposes of clause (b) of this Section, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Canadian Agent and the Borrowers as the replacement for such Canadian Available Tenor of such Canadian Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Canadian Relevant Governmental Body, for Canadian Dollar-denominated syndicated credit facilities at such time; provided that, if the Canadian Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Canadian Floor, the Canadian Benchmark Replacement will be deemed to be the Canadian Floor for the purposes of this Agreement and the other Loan Documents.

“Canadian Benchmark Replacement Conforming Changes” means, with respect to any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Canadian Prime Rate,” the definition of “Business Day,” the definition of “Bankers’ Acceptance,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters, including with respect to the obligation of the Canadian Agent and the Lenders to create, maintain or issue Bankers’ Acceptances) that the Canadian Agent decides may be appropriate to reflect the adoption and implementation of such Canadian Benchmark Replacement and to permit the administration thereof by the Canadian Agent in a manner substantially consistent with market practice (or, if the Canadian Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Canadian Agent determines that no market practice for the administration of such Canadian Benchmark Replacement exists, in such other manner of administration as the Canadian Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). Without limiting the foregoing, Canadian Benchmark Replacement Conforming Changes made in connection with the replacement of CDOR with a Canadian Benchmark Replacement may include the implementation of mechanics for borrowing loans that bear interest by reference to the Canadian Benchmark Replacement, to replace the creation or purchase of drafts or Bankers’ Acceptances.

“Canadian Benchmark Transition Event” means, with respect to any then-current Canadian Benchmark other than CDOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Canadian Benchmark, the regulatory supervisor for the administrator of such Canadian Benchmark, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark, a resolution authority with jurisdiction over the administrator for such Canadian Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Canadian Available Tenors of such Canadian Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark or (b) all Canadian Available Tenors of such Canadian Benchmark are or will no longer be representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored.

“Canadian Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to CDOR. For the avoidance of doubt the initial Canadian Floor for the Canadian Benchmark shall be 0.00% per annum.

“Canadian Relevant Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“CDOR” means the Canadian Dollar rate for bankers’ acceptance borrowings known as the Canadian Dollar Offered Rate provided by RBSL, as the administrator of the benchmark (or a successor administrator).

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Canadian Agent in accordance with the methodology and conventions for this rate selected or recommended by the Canadian Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Canadian Agent decides that any such convention is not administratively feasible for the Canadian Agent, then the Canadian Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

“Term CORRA” means, for the applicable corresponding tenor, the forward-looking term rate based on CORRA that has been selected or recommended by the Canadian Relevant Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Canadian Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an Interest Period determined by the Canadian Agent in its reasonable discretion in a manner substantially consistent with market practice.

“Term CORRA Notice” means the notification by the Canadian Agent to the Lenders and the Borrowers of the occurrence of a Term CORRA Transition Event.

“Term CORRA Transition Date” means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Lenders and the Borrowers, for the replacement of the then-current Canadian Benchmark with the Canadian Benchmark Replacement described in clause 1(a) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice.

“Term CORRA Transition Event” means the determination by the Canadian Agent that (a) Term CORRA has been recommended for use by the Canadian Relevant Governmental Body, and is determinable for any Canadian Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Canadian Agent and (c) a Canadian Benchmark Replacement, other than Term CORRA, has replaced CDOR in accordance with paragraph (a) of the Section titled “CDOR Rate Replacement Setting”.”

2.18        Section 2.2(b)(i) of the Existing Credit Agreement is hereby amended by adding the following immediately after the last sentence appearing therein:

“The Canadian Swingline Lender will permit overdrafts in a Canadian Dollar account designated by the Borrower (which overdrafts shall constitute Canadian Dollar Prime-Based Loans) and overdrafts in a U.S. Dollar account designated by the Borrower (which overdrafts shall constitute U.S. Dollar Base Rate Loans). The aggregate amount of all such overdrafts shall not exceed the Canadian Swingline Commitment or the U.S. Swingline Commitment, as the context requires, at any time.”

2.19        Section 2.13 of the Existing Credit Agreement is hereby deleted in its entirety and all references to “Section 2.13” appearing in the Existing Credit Agreement are hereby deleted and “[reserved]” shall be substituted therefor.

2.20        Section 4.13 (CDOR Discontinuation) of the Existing Credit Agreement is hereby deleted in its entirety and the following substituted therefor:

“4.13	CDOR Rate Replacement Setting

Notwithstanding anything to the contrary herein or in any other Loan Document (and any Hedging Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 4.13):

(a)	Replacing CDOR. On May 16, 2022 Refinitiv Benchmark Services (UK) Limited (“RBSL”), the administrator of CDOR, announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all Canadian Available Tenors of CDOR have either permanently or indefinitely ceased to be provided by RBSL (the “CDOR Cessation Date”), if the then-current Canadian Benchmark is CDOR, the Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Canadian Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on a monthly basis.

(b)	Replacing Future Canadian Benchmarks. Upon the occurrence of a Canadian Benchmark Transition Event, the Canadian Benchmark Replacement will replace the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Canadian Agent has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then-current Canadian Benchmark has permanently or indefinitely ceased to provide such Canadian Benchmark or such Canadian Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such Canadian Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored, the Borrowers may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Canadian Benchmark until the Borrowers’ receipt of notice from the Canadian Agent that a Canadian Benchmark Replacement has replaced such Canadian Benchmark, and, failing that, the Borrowers will be deemed to have converted any such request into a request for a borrowing of or conversion to Canadian Prime Rate Loans. During the period referenced in the foregoing sentence, the component of Canadian Prime Rate based upon the Canadian Benchmark will not be used in any determination of Canadian Prime Rate.

(c)	Canadian Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Canadian Benchmark Replacement, the Canadian Agent will have the right to make Canadian Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Canadian Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(d)	Notices; Standards for Decisions and Determinations. The Canadian Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Canadian Benchmark Replacement, (ii) any occurrence of a Term CORRA Transition Event (iii) the effectiveness of any Canadian Benchmark Replacement Conforming Changes, and (iv) by delivering a BA Cessation Notice pursuant to clause (g) of this Section, its intention to terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances. Any determination, decision or election that may be made by the Canadian Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section.

(e)	Unavailability of Tenor of Canadian Benchmark. At any time (including in connection with the implementation of a Canadian Benchmark Replacement), if the then-current Canadian Benchmark is a term rate (including Term CORRA or CDOR), then (i) the Canadian Agent may remove any tenor of such Canadian Benchmark that is unavailable or non-representative for Canadian Benchmark (including Canadian Benchmark Replacement) settings and (ii) the Canadian Agent may reinstate any such previously removed tenor for Canadian Benchmark (including Canadian Benchmark Replacement) settings.

(f)	Secondary Term CORRA Conversion. Notwithstanding anything to the contrary herein or in any Loan Document and subject to the proviso below in this clause, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the Canadian Benchmark Replacement described in clause (1)(a) of such definition will replace the then-current Canadian Benchmark for all purposes hereunder or under any Loan Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; and (ii) each Loan outstanding on the Term CORRA Transition Date bearing interest based on the then-current Canadian Benchmark shall convert, on the last day of the then-current interest payment period, into a Loan bearing interest at the Canadian Benchmark Replacement described in clause (1)(a) of such definition having a tenor approximately the same length as the interest payment period applicable to such Loan immediately prior to the conversion or such other Canadian Available Tenor as may be selected by the Borrowers and agreed by the Canadian Agent; provided that, this clause (f) shall not be effective unless the Canadian Agent has delivered to the Lenders and the Borrowers a Term CORRA Notice, and so long as the Canadian Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from the Majority Lenders or the Borrowers.

(g)	Bankers’ Acceptances. The Canadian Agent shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the CDOR Cessation Date (the “BA Cessation Effective Date”), terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances, provided that the Canadian Agent shall give notice to the Borrowers and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date (“BA Cessation Notice”). If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Canadian Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers’ Acceptances from Lenders comprising the Majority Lenders, (i) any Loan request that requests the conversion of any Loan to, or rollover of any Loans as, a Bankers’ Acceptance shall be ineffective, and (ii) if any Loan request requests a Bankers’ Acceptance such Loan shall be made as a Term CORRA Loan of the same tenor. For the avoidance of doubt, any outstanding Bankers’ Acceptance shall remain in effect following the CDOR Cessation Date until such Bankers’ Acceptance’s stated maturity.”

2.21        Schedule H-1 (Canadian Commitments) is hereby deleted and replaced with Schedule H-1 (Canadian Commitments) attached hereto as Exhibit A.

2.22        Schedule H-2 (U.S. Commitments) is hereby deleted and replaced with Schedule H-2 (U.S. Commitments) attached hereto as Exhibit B.

2.23        Schedule H-3 (UK Commitments) is hereby deleted and replaced with Schedule H-3 (UK Commitments) attached hereto as Exhibit C.

2.24        Schedule H-4 (EMEA Commitments) is hereby deleted and replaced with Schedule H-4 (EMEA Commitments) attached hereto as Exhibit D.

2.25        Schedule H-5 (Australian Commitments) is hereby deleted and replaced with Schedule H-5 (Australian Commitments) attached hereto as Exhibit E.

Article 3 – FEES AND COSTS

3.1          All costs incurred by the Administration Agent in preparing this Second Amendment (including all legal fees incurred by the Administration Agent) shall be on the account of the Borrowers, and shall form part of the Obligations. The Borrowers hereby authorize the Administration Agent to debit any accounts it may have with the Administration Agent in an amount equal to such fees and costs.

Article 4 – CONDITIONS TO EFFECTIVENESS

4.1          This Second Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Administration Agent (the date and fulfillment of such conditions being herein referred to as the “Amendment Effective Date”):

(a)	delivery to the Administration Agent of a fully executed copy of this Second Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders;

(b)	a certificate of each Borrower signed by an authorized officer of such Borrower (A) certifying and attaching the resolutions adopted by such Borrower approving or consenting to such increase, and (B) certifying that, before and after giving effect to such increase or addition, (1) the representations and warranties contained in Article 8 of the Credit Agreement and in the other Loan Documents are true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (2) no Default or Event of Default exists or would occur or is established after giving effect to the Incremental Facility (as defined in the Existing Credit Agreement), and (3) the Borrowers are in compliance (on a pro forma basis) with the covenants contained in Section 8.4 of the Credit Agreement;

(c)	certified copies of the articles and certificate of incorporation or constitution, including any amendments thereto or certificate on change of name, of each of the Borrowers and the Guarantors, their respective borrowing by laws, if any, any applicable shareholders agreements (but only to the extent there have been any changes to such items since last delivered in connection with the Existing Credit Agreement) and resolutions of their respective boards of directors (to the extent not already covered pursuant to clause (b) above) or certificate of an officer or director, as applicable, authorizing the execution, delivery and performance of this Second Amendment, and incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower and Guarantor, certifying their authority to sign this Second Amendment and any documents contemplated hereby or provided in connection herewith;

(d)	certificates of good standing (to the extent such concept exists) in respect of each Borrower and Guarantor from the applicable Governmental Authority;

(e)	legal opinions and such other customary documents, to the extent reasonably requested by the Administration Agent; and

(f)	the Administration Agent shall have received payment from the Borrowers of the fees as set forth in that certain fee letter dated April 25, 2023 between the Canadian Borrower and the Canadian Agent.

Article 5 – REPRESENTATIONS AND WARRANTIES

5.1          Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Second Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Second Amendment and to perform its obligations under the Credit Agreement, as amended by this Second Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Second Amendment and the performance of the Credit Agreement. This Second Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Second Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Second Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association or constitution of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Second Amendment or the Credit Agreement except for such as have been obtained.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Second Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Second Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

Article 6 – MISCELLANEOUS

6.1          Notwithstanding anything to the contrary in the Credit Agreement, Canadian Imperial Bank of Commerce (“CIBC”), in consultation with the Borrowers and the Administration Agent, may at any time following the Amendment Effective Date deliver to the Administration Agent a written notice (such notice to be acknowledged by the Borrowers), confirming that as of the date of such notice the funding commitments of Canadian Imperial Bank of Commerce, London Branch, in its capacity as a Colliers EMEA Lender and a UK Lender shall be transferred to and assumed by CIBC. Such transfer and assumption shall be at no incremental cost to the Borrowers. Immediately following the delivery of such notice the amounts representing the funding commitments of Canadian Imperial Bank of Commerce, London Branch, in its capacity as a Colliers EMEA Lender and a UK Lender, shall automatically and without further action be deemed to be funding commitments of CIBC, and Schedules H-3 and H-4 shall be amended accordingly.

6.2          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Second Amendment by the parties hereto, (ii) agree that this Second Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the “Guarantees”) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Second Amendment, (iii) agree that this Second Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

6.3          Except to the extent specifically set forth in this Second Amendment, nothing contained in this Second Amendment or any other communication between the Administration Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, “Other Violations”). Similarly, nothing contained in this Second Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Agents’ or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 3 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Agents or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Second Amendment shall be construed to be a consent by any Agent or the Lenders to any Other Violations.

6.4          This Second Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Second Amendment.

6.5          All reasonable expenses of the Administration Agent in connection with this Second Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Administration Agent, shall be for the account of the Borrowers.

6.6          This Second Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

6.7          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Second Amendment.

6.8          This Second Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

6.9          This Second Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Sustainability Linked Third Amended and Restated Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President, Legal Counsel & Corporate Secretary
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:	(Signed) Davoud Amel-Azizpour
Name:
Title: Authorized Signatory
I have the authority to bind the Company

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

Executed by Colliers International Holdings (Australia) Limited ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:

(Signed) Robert Wall	(Signed) Malcom Tyson
Director/company secretary	Director

ROBERT WALL	MALCOM TYSON
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL REMS US, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL GREATER LOS ANGELES, LLC as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title:
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President/Secretary
I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, INC., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary/Treasurer
I have the authority to bind the Corporation

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL FLORIDA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINCO (CANADA) INC., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: President/Secretary
I have the authority to bind the Corporation

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

(Signed) Robert Wall	(Signed) Malcom Tyson
Director/company secretary	Director
ROBERT WALL	MALCOM TYSON
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

(Signed) Robert Wall	(Signed) Simon Hunt
Director/company secretary	Director
ROBERT WALL	SIMON HUNT
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS NEW ZEALAND LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, a limited liability partnership incorporated in England and Wales with registration number OC385143, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, a company incorporated in England and Wales with registration number 07996509, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL EMEA FINCO PLC, a company incorporated in England and Wales with registration number 11313832, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

BANK OF MONTREAL, as Administration Agent, Canadian Administration Agent

Per:	(Signed) Sean P. Gallaway
Name: Sean P. Gallaway
Title: Managing Director

Draw Requests, Conversion Requests, Repayment Notices

Bank of Montreal

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: Agency Services

Tel: [REDACTED]

Fax: [REDACTED]

Email: [REDACTED]

All Other Notices

BMO Capital Markets

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

Attention: Corporate Banking

Email: [REDACTED]

BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent

Per:	(Signed) Andrew Berryman
Name: Andrew Berryman
Title: Director

BANK OF MONTREAL, LONDON BRANCH, as European Agent

Per:	(Signed) Richard Pittam
Name: Richard Pittam
Title: Managing Director

Per:	(Signed) Scott Matthews
Name: Scott Matthews
Title: CFO

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:	(Signed) Matthew Sargent
Name: Matthew Sargent
Title: Director, ISB NSW QLD

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	(Signed) Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	(Signed) Aman Cheema
Name: Aman Cheema
Title: Vice President

Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Tim Thomas Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	(Signed) Ali Hasan
Name: Ali Hasan
Title: Vice President

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Ali Hasan Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	(Signed) Sean P. Gallaway
Name: Sean P. Gallaway
Title: Director

Address for Notice: BMO Capital Markets 100 King Street West, 5th Floor Toronto, ON M5X 1H3 Attention: Corporate Banking Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	(Signed) Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	(Signed) Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate Banking, Ontario

Address for Notice: 16 York Street, 5th Floor Toronto, Ontario M5J 0E6 Attn: Scott Morrison Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Director

Address for Notice: 40 Temperance St., 6th Floor Toronto, Ontario, M5H 0B4 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice: 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Attn: Sanaa Khatri-Ahmed Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	(Signed) Martin Danaj
Name: Martin Danaj
Title: Executive Director

Per:	(Signed) Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director & Head

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Michelle Fiebig / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	(Signed) Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President

Address for Notice:

4747 Executive Drive, 3rd Floor

San Diego, CA 92121

Attn: Kenneth S. Wong

Telecopier No.: [REDACTED]

Email: [REDACTED]

and

4747 Executive Drive, 3rd Floor

San Diego, CA 92121

Attn: Patrick Villani

Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	(Signed) Gordon Morrison
Name: Gordon Morrison
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 4E3 Attn: Marc-Philippe Piche Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	(Signed) Maria Macchiaroli
Name: Maria Macchiaroli
Title: Authorized Signature

Per:
Name:
Title:

Address for Notice: TD Bank North Tower 77 King St West, 26th Floor Toronto, Ontario M5K 1A2 Attn: BILAT Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	(Signed) Anthony Galea
Name: Anthony Galea
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn.: Ali Hasan Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	(Signed) Andrew Berryman
Name: Andrew Berryman
Title: Director

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	(Signed) Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	(Signed) Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate Banking, Ontario

Address for Notice: 16 York Street, 5th Floor Toronto, Ontario M5J 0E6 Attn: Scott Morrison Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Director

Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice: 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Attn: Sanaa Khatri-Ahmed Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	(Signed) Martin Danaj
Name: Martin Danaj
Title: Executive Director

Per:	(Signed) Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director & Head

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Michelle Fiebig / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	(Signed) Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President

Address for Notice:

4747 Executive Drive

La Jolla, CA 92121

Attn: Kenneth S. Wong

Telecopier No.: (858) 334-0800

Email: Kenneth.wong@usbank.com

and

4747 Executive Drive

La Jolla, CA 92121

Attn: Patrick Villani

Telecopier No.: [REDACTED]

Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	(Signed) Gordon Morrison
Name: Gordon Morrison
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 4E3 Attn: Marc-Philippe Piche Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

US LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS

THE toronto-dominion BANK, London Branch

Per:	(Signed) Philip Bates
Name: Philip Bates
Title: Managing Director, Head of European Credit Origination

Per:
Name:
Title:

Address for Notice: 60 Threadneedle Street London, United Kingdom EC2R 8AP Attn: Telecopier No.: Email:

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	(Signed) Anthony Galea
Name: Anthony Galea
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn.: Ali Hasan Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	(Signed) Richard Pittam
Name: Richard Pittam
Title: Managing Director

Per:	(Signed) Scott Matthews
Name: Scott Matthews
Title: CFO

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC UK BANK plc

Per:	(Signed) Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:
Name: Simon Addis
Title: Director, International Subsidiary Banking

Address for Notice: 6th Floor 71 Queen Victoria Street London, EC4V 4AY Attn: Adam Mahmoud Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC BANK CANADA

Per:	(Signed) Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	(Signed) Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate Banking, Ontario

Address for Notice: 16 York Street, 5th Floor Toronto, Ontario M5J 1S9 Attn: Scott Morrison Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Director

Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice: 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Attn: Hiliary Lai Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director & Head

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Michelle Fiebig / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	(Signed) Gordon Morrison
Name: Gordon Morrison
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 4E3 Attn: Marc-Philippe Piche Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE, London Branch

Per:	(Signed) Mariana Dacheva
Name: Mariana Dacheve
Title: Executive Director, Corporate Banking Europe

Per:
Name:
Title:

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	(Signed) Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President

Address for Notice:

4747 Executive Drive, 3rd Floor

San Diego, CA 92121

Attn: Kenneth S. Wong

Telecopier No.: (858) 334-0800

Email: Kenneth.wong@usbank.com

and

4747 Executive Drive, 3rd Floor

San Diego, CA 92121

Attn: Patrick Villani

Telecopier No.: [REDACTED]

Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS

THE toronto-dominion BANK, London Branch

Per:	(Signed) Philip Bates
Name: Philip Bates
Title: Managing Director, Head of European Credit Origination

Per:
Name:
Title:

Address for Notice: 60 Threadneedle Street London, United Kingdom EC2R 8AP Attn: Telecopier No.: Email:

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	(Signed) Anthony Galea
Name: Anthony Galea
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn.: Ali Hasan Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	(Signed) Richard Pittam
Name: Richard Pittam
Title: Managing Director

Per:	(Signed) Scott Matthews
Name: Scott Matthews
Title: CFO

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC UK BANK plc

Per:	(Signed) Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:
Name: Simon Addis
Title: Director, International Subsidiary Banking

Address for Notice: 6th Floor 71 Queen Victoria Street London, EC4V 4AY Attn: Adam Mahmoud Telecopier No.: Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC BANK CANADA

Per:	(Signed) Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	(Signed) Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate Banking, Ontario

Address for Notice: 16 York Street, 5th Floor Toronto, Ontario M5J 0E6 Attn: Scott Morrison Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Director

Address for Notice: 40 Temperance St., 6th Floor Toronto, Ontario, M5H 0B4 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice: 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Attn: Sanaa Khatri-Ahmed Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director & Head

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Michelle Fiebig / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	(Signed) Gordon Morrison
Name: Gordon Morrison
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 4E3 Attn: Marc-Philippe Piche Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE, London Branch

Per:	(Signed) Mariana Dacheva
Name: Mariana Dacheva
Title: Executive Director, Corporate Banking Europe

Per:
Name:
Title:

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding Telecopier No.: [REDACTED] Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	(Signed) Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President

Address for Notice:

4747 Executive Drive

San Diego, CA 92121

Attn: Kenneth S. Wong

Telecopier No.: [REDACTED]

Email: [REDACTED]

and

4747 Executive Drive

San Diego, CA 92121

Attn: Patrick Villani

Telecopier No.: [REDACTED]

Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

(Signed) Raymond Cheng_______________ Witness Signature Raymond Cheng_______________________ Print Name
(Signed) Matthew Sargent_____________ Attorney Signature Matthew Sargent_____________________ Print Name
Address for Notice: Level 36, Tower 1, International Towers Sydney 100 Barangaroo Avenue, Sydney NSW 2000 Australia Attn: Aloysius David Telecopier No.: Email: [REDACTED]

Signature page to Second Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

EXHIBIT A

SCHEDULE “H-1” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTREAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

CANADIAN COMMITMENTS

Canadian Facilities
Lenders	Canadian Swingline A Commitment	Canadian Swingline B Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment
Bank of Montreal		[REDACTED]	[REDACTED]	[REDACTED]
The Toronto-Dominion Bank	[REDACTED]		[REDACTED]	[REDACTED]
JPMorgan Chase Bank, N.A., Toronto Branch			[REDACTED]	[REDACTED]
Mizuho Bank, Ltd.			[REDACTED]	[REDACTED]
U.S. Bank National Association			[REDACTED]	[REDACTED]
Bank of America, N.A., Canada Branch			[REDACTED]	[REDACTED]
Canadian Imperial Bank of Commerce			[REDACTED]	[REDACTED]
The Bank of Nova Scotia			[REDACTED]	[REDACTED]
National Bank of Canada			[REDACTED]	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			[REDACTED]	[REDACTED]
HSBC Bank Canada			[REDACTED]	[REDACTED]
	$20,000,000.00	$15,000,000.00	$840,000,000	$875,000,000

EXHIBIT B

SCHEDULE “H-2” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTREAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

U.S. COMMITMENTS

U.S. Facilities
Lenders	U.S. Swingline Commitment	Sweep to Loan Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment
Bank of Montreal, Chicago Branch		[REDACTED]	[REDACTED]	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]		[REDACTED]	[REDACTED]
Mizuho Bank, Ltd.			[REDACTED]	[REDACTED]
U.S. Bank National Association			[REDACTED]	[REDACTED]
Bank of America, N.A., Canada Branch			[REDACTED]	[REDACTED]
Canadian Imperial Bank of Commerce			[REDACTED]	[REDACTED]
The Bank of Nova Scotia			[REDACTED]	[REDACTED]
The Toronto-Dominion Bank, New York Branch			[REDACTED]	[REDACTED]
National Bank of Canada			[REDACTED]	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			[REDACTED]	[REDACTED]
HSBC Bank Canada			[REDACTED]	[REDACTED]
	$20,000,000.00	$15,000,000.00	$590,000,000	$625,000,000

EXHIBIT C

SCHEDULE “H-3” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTREAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

UK COMMITMENTS

Lenders	UK Revolving Facility Commitment
Bank of Montreal, London Branch	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]
Mizuho Bank, Ltd.	[REDACTED]
The Toronto-Dominion Bank, London Branch	[REDACTED]
U.S. Bank National Association	[REDACTED]
Bank of America N.A., Canada Branch	[REDACTED]
Canadian Imperial Bank of Commerce, London Branch	[REDACTED]
The Bank of Nova Scotia	[REDACTED]
HSBC UK Bank PLC and/or HSBC Bank Canada	[REDACTED]
National Bank of Canada	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	[REDACTED]
$75,000,000

EXHIBIT D

SCHEDULE “H-4” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTREAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

Colliers EMEA COMMITMENTS

Lenders	Colliers EMEA Revolving Facility Commitment
Bank of Montreal, London Branch	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]
Mizuho Bank, Ltd.	[REDACTED]
The Toronto-Dominion Bank, London Branch	[REDACTED]
U.S. Bank National Association	[REDACTED]
Bank of America N.A., Canada Branch	[REDACTED]
Canadian Imperial Bank of Commerce, London Branch	[REDACTED]
National Bank of Canada	[REDACTED]
The Bank of Nova Scotia	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	[REDACTED]
HSBC UK Bank PLC and/or HSBC Bank Canada	[REDACTED]
$100,000,000

EXHIBIT E

SCHEDULE “H-5” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTREAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

AUSTRALIAN COMMITMENTS

Australian Facilities
Lenders	Australian Swingline Commitment	Australian Revolving Facility Commitment	Total Australian Commitment
HSBC Bank Australia Limited		[REDACTED]	[REDACTED]
	$0	$75,000,000.00	$75,000,000.00